Exhibit 99.1


                                [GRAPHIC OMITTED]



                      ELBIT MEDICAL GROUP ANNOUNCES SALE OF
                        FOUR SHOPPING CENTERS IN HUNGARY


Tel-Aviv, Israel - April 22, 2005 - Elbit Medical Imaging Ltd. (NASDAQ:EMITF) ("EMI") today announced that on April 21, 2005, its wholly owned subsidiary company, Plaza Centers (Europe) BV ("Plaza Centers") completed the transaction for the sale of four (4) shopping centers owned and operated by Plaza Centers in Hungary to a subsidiary of the Dawnay Day Group ("Dawnay Day"), a leading financial and property group in the United Kingdom. The consummation of the transaction follows the signing of the Heads of Terms, previously reported on November 2, 2004.

Dawnay Day acquired 100% of Plaza Centers' equity and voting rights in the companies that own the four (4) shopping and entertainment centers in Hungary (the "Acquired Companies").

The aggregate net cash consideration paid to Plaza Centers and its subsidiaries totaled approximately (euro)16.7 million, or approximately US$21.7 million. Such consideration was determined according to the asset value of the Acquired Companies on the basis of audited financial statements as of the closing date, which was approximately (euro)54.4 million, or approximately US$70.7 million, less the deduction of financial liabilities (mainly, long term bank loans) in the aggregate amount of approximately (euro)40.1 million, or approximately US$52 million. In addition, certain agreed adjustments were made for monetary balances and other assets.

Plaza Centers also agreed to guarantee certain portions of the rental revenues of one of the acquired shopping centers for a period of three years from the time of closing, as security for certain minimum rental revenues. EMI estimates the value of this guarantee (as of the date of this report) to be in the aggregate amount of approximately (euro)1.3 million, or approximately US$1.7 million.

In addition, EMI granted Dawnay Day a guarantee for the fulfillment by Plaza Centers of certain financial obligations and indemnities within the framework of this transaction.

The Chairman of the Board of Directors of Elbit Medical Imaging, Mr. Mordechay Zisser, commented: "The consummation of this transaction completes Plaza Centers' disposal of the last four remaining shopping centers in Hungary. We are confident that Plaza Centers can achieve its goal of duplicating the tremendous success realized in Hungary in other countries in the region where it is presently active, or intends to become active, including Poland, the Czech Republic, the Baltic States and the Balkans."

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the telecommunications business.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.


   Company Contact:                                Investor Contact:
   ----------------                                -----------------
   Shimon Yitzhaki                                 Kathy Price
   Elbit Medical Imaging Ltd.                      The Anne McBride Company
   11-972-3-608-6000                               1-212-983-1702 x212
   11-972-3-608-6001                               kprice@annemcbride.com
   syitzhaki@europe-israel.com